UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DBV TECHNOLOGIES S.A.
 (Name of Issuer)

Ordinary shares, nominal value €0.10 per share
 (Title of Class of Securities)

23306J101**
 (CUSIP Number)

 December 31, 2022
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This is the CUSIP for the American Depositary Shares, each representing one-half of one Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP No. 23306J101	Page 2 of 11 Pages

1.	Names of Reporting Persons. BRAIDWELL LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,382,281[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,382,281[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,382,281[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[2]
12.	Type of Reporting Person: HC, OO

1 Consists of 3,300,000 Shares (as defined herein), 6,010,000 Shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) subject to the Beneficial Ownership Limitation (defined below), and 12,107,785 American Depositary Shares (“ADS”), all of which are directly owned by Braidwell Partners Master Fund LP. Each ADS represents the right to receive one-half of one Share. The Warrants are subject to a blocker which prevents the holder from exercising the Warrants to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 9.99% of the Shares outstanding as a result of the exercise (the “Beneficial Ownership Limitation”).
2 Based on 93,888,340 Shares outstanding as of September 30, 2022, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2022, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 23306J101	Page 3 of 11 Pages

1.	Names of Reporting Persons. BRAIDWELL MANAGEMENT LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,382,281[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,382,281[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,382,281[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[2]
12.	Type of Reporting Person: HC, OO

CUSIP No. 23306J101	Page 4 of 11 Pages

1.	Names of Reporting Persons. ALEXANDER T. KARNAL
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,382,281[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,382,281[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,382,281[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[2]
12.	Type of Reporting Person: IN, HC

CUSIP No. 23306J101	Page 5 of 11 Pages

1.	Names of Reporting Persons. BRIAN J. KREITER
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,382,281[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,382,281[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,382,281[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[2]
12.	Type of Reporting Person: HC, OO

CUSIP No. 23306J101	Page 6 of 11 Pages

Item 1(a).     Name of Issuer:

DBV Technologies S.A.

Item 1(b).     Address of Issuer’s Principal Executive Offices:

177-181 Avenue Pierre Brossolette
92120 Montrouge France

Item 2(a).     Name of Person Filing

This initial filing is being jointly filed by Braidwell LP, Braidwell Management LLC, Alexander Karnal and Brian Kreiter (the “Reporting Persons”).

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The business address of each Reporting Person is:
2200 Atlantic St
4th Floor
Stamford, CT 06902

Item 2(c).     Citizenship:

Braidwell LP is a limited partnership organized under the laws of the State of Delaware.
Braidwell Management LLC is a limited liability company organized under the laws of the State of Delaware. Alexander Karnal and Brian Kreiter are both citizens of the United States of America.

Item 2(d).     Title of Class of Securities:

Ordinary shares, nominal value €0.10 per share (“Shares”)

Item 2(e).      CUSIP Number:

23306J101 (This is the CUSIP for the American Depositary Shares, each representing one-half of one Ordinary Share)

Item 3.          If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 23306J101	Page 7 of 11 Pages

Item 4.          Ownership:

Item 4(a)      Amount Beneficially Owned:

Items 5-9 of each cover page are incorporated by reference. Each Reporting Person may be deemed to be the beneficial owner of 9,382,281 Shares, which amount consists of 3,300,000 Shares, 6,010,000 Shares issuable upon the exercise of Warrants subject to the Beneficial Ownership Limitation, and 12,107,785 ADS, all of which are directly owned by Braidwell Partners Master Fund LP.

Item 4(b)      Percent of Class:

Each Reporting Person may be deemed to beneficially own 9.99% of the Shares, which is calculated based on 93,888,340 Shares outstanding as of September 30, 2022, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the SEC on November 3, 2022, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

Item 4(c)      Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote:	-0-
(ii)	Shared power to vote or direct the vote:	9,382,281[1]
(iii)	Sole power to dispose or direct the disposition of:	-0-
(iv)	Shared power to dispose or direct the disposition of:	9,382,281[1]

Item 5.         Ownership of Five Percent or Less of a Class:
n/a

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:
n/a

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

The information in Item 4 is incorporated herein.

Item 8.         Identification and Classification of Members of the Group:

n/a

Item 9.         Notice of Dissolution of Group:

n/a

CUSIP No. 23306J101	Page 8 of 11 Pages

Item 10.       Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above  were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 23306J101	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

BRAIDWELL LP
BY:	BRAIDWELL MANAGEMENT, LLC, ITS GENERAL PARTNER
BY:	/S/ MANISH K. MITAL
NAME: MANISH K. MITAL
TITLE: AUTHORIZED SIGNATORY

BRAIDWELL MANAGEMENT LLC

BY:	/S/ MANISH K. MITAL
NAME: MANISH K. MITAL
TITLE: AUTHORIZED SIGNATORY

ALEXANDER T. KARNAL
/s/ ALEXANDER T. KARNAL

BRIAN J. KREITER
/s/ BRIAN J. KREITER

CUSIP No. 23306J101	Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 14, 2023, by and among the Reporting Persons	11

CUSIP No. 23306J101	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of DBV Technologies S.A. dated as of February 14, 2023 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2023

BRAIDWELL LP
BY:	BRAIDWELL MANAGEMENT, LLC, ITS GENERAL PARTNER

BY:	/S/ MANISH K. MITAL
NAME: MANISH K. MITAL
TITLE: AUTHORIZED SIGNATORY

BRAIDWELL MANAGEMENT LLC

BY:	/S/ MANISH K. MITAL
NAME: MANISH K. MITAL
TITLE: AUTHORIZED SIGNATORY

ALEXANDER T. KARNAL
/s/ ALEXANDER T. KARNAL

BRIAN J. KREITER
/s/ BRIAN J. KREITER